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    As filed with the Securities and Exchange Commission on March 30, 2001

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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  Schedule TO

               Tender Offer Statement under Section 14(d)(1) or
            Section 13(e)(1) of the Securities Exchange Act of 1934

                          HALLWOOD ENERGY CORPORATION
                      (Name of Subject Company (issuer))


                            PURE RESOURCES II, INC.
                            TITAN EXPLORATION, INC.
                             PURE RESOURCES, INC.
                        UNION OIL COMPANY OF CALIFORNIA
                              UNOCAL CORPORATION
                     (Names of Filing Persons (offerors))


                    Common Stock, $0.01 Par Value Per Share
          (including the associated preferred share purchase rights)
        Series A Cumulative Preferred Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   40636x105
                                   40636x204
                     (CUSIP Number of Class of Securities)

                               JACK D. HIGHTOWER
                               500 WEST ILLINOIS
                             MIDLAND, TEXAS 79701
                                (915) 498-8600

                (Name, address, and telephone numbers of person
              authorized to receive notices and communications on
                           behalf of filing persons)

                                   Copy to:

                                JOE DANNENMAIER
                           THOMPSON & KNIGHT L.L.P.
                        1700 PACIFIC AVENUE, SUITE 3300
                              DALLAS, TEXAS 75201
                                (214) 969-1700
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                           CALCULATION OF FILING FEE


        Transaction valuation                         Amount of filing fee
           Not applicable                                Not applicable

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:
     Form or Registration No:
     Filing Party:
     Date Filed:

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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                               INDEX OF EXHIBITS

99.1 Joint Press Release issued by Pure Resources, Inc. and Hallwood Energy Corporation on March 30, 2001